Exhibit 5

SPV II - Limited Partnership

745 Hope Road

Eatontown, NJ 07724

jeff@wealthcolony.com

June 2, 2017

Board of Directors

Soupman, Inc.

1110 South Avenue, Suite 100

Staten Island, New York 10314

Gentlemen:

WealthColony Management Group, LLC, in its capacity as the general partner of WealthColony SPV II, L.P. (“WC SPVII”), is providing this letter to provide additional information with respect to its plans for Soupman, Inc. (the “Company”) upon the change in the composition of the Company Board of Directors that was requested in its letter to the board dated May 26, 2017. The proposed plans and requested actions (as updated by this letter) are as follows:

Management Changes

●	Randy Beller is reappointed as a member of the Board of Directors of the Company and is appointed as interim Chief Executive Officer.

●	Jeffrey Freedman is appointed as Chairman of the Board.

●	Jamieson Karson resigns as Chairman and member of the Board of Directors.

●	Ronald Crane resigns as member of the Board of Directors.

Transition Issues

●	During the ninety (90) day period following the appointment of the Board (the “Transition Period”), Mr. Karson will remain as an officer of the Company and assist the Company in implementing the plan described in this letter and identifying a new Chief Executive Officer.

●	Assuming Mr. Karson’s continued service and cooperation through the Transition Period, Mr. Karson will receive cash severance in accordance with his employment agreement but must agree to forfeit all shares of the Company’s common stock that he currently owns and all rights to receive shares of common stock pursuant to his employment agreement.

●	During the Transition Period, Mr. Karson and other Company personnel will provide the new management team with all Company contracts and contact information for all of the Company’s current and prospective business partners, including names, titles, e-mail addresses and phone numbers.

●	Mr. Beller will be paid a moderate salary during the transition process.

Restructuring

Phase I

●	WealthColony Management Group, LLC will work with other interested parties to establish and fund a new company (“Newco”) which will acquire all bulk wholesale (i.e., non-tetra/grocery) rights from the Company to manufacture and sell Soupman products, including sales to franchisees, convenience stores, national restaurant chains, retail merchants and food truck/carts for $1,000,000.

●	The proceeds from the sale of the bulk wholesale rights will be used to stabilize operations, including creditor relationships, order fulfillment and other operational matters during the Transition Period.

Phase II

Newco obtains additional financing and restarts bulk production and pays royalties to the Company on Newco sales.

Newco embarks on plan to refinance/replace existing creditors on more favorable terms.

Please note that in formulating this proposal, we took into account that the Company’s SEC filings indicate that the Company has generated no revenues from the bulk sale of soup to franchisees during the last twelve months. Our proposal provides the Company with an opportunity to monetize a neglected asset and help protect brand quality which is risked when franchisees acquire soup from third parties.

We are available to meet with the Board of Directors to discuss this proposal at your earliest convenience.

This letter does not constitute a legally binding obligation, and there will be no legally binding obligation except as set forth in definitive acquisition documents executed by all parties. Our proposal is conditional upon, among other things, completion of satisfactory due diligence, completion of our financing plan and the negotiation of mutually acceptable definitive agreements. We will be providing a separate letter identifying certain initial due diligence items that we consider to be critical to move forward and more completely develop our plan shortly.

While we appreciate the Board’s need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration of this proposal is requested.

In the event we do not reach agreement, WealthColony Management Group, LLC reserves the right to pursue all other options necessary to protect WC SPVII’s investment, including, but not limited to, seeking to change the composition of the Company’s Board of Directors.

We look forward to the Board’s response.

Very truly yours,

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager